UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: September 22, 2010	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Signing of Agreements to Acquire a 67% Beneficial Ownership Interest in Mian Yang Jin Xin Copper Limited

New York, September 22, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced that it has entered into definitive agreements (the “Agreements”) to acquire a 67% beneficial ownership interest in Mian Yang Jin Xin Copper Company Limited (“Jin Xin”), a PRC-based company that is currently engaged in the business of copper recycling, through a series of transactions (“Transactions”) in exchange for up to 24 million newly issued ordinary shares of the Company, valued at US$1.00 per share, hence issued at a premium of 177.8%, with reference to the closing price of Gushan’s American Depository Shares (“ADS”) on September 21, 2010 at US$0.72 per ADS (each representing two ordinary shares), subject to adjustment pursuant to an earn-out arrangement, and a capital contribution to Jin Xin of RMB30.0 million (approximately US$4.5 million). The closing of each of the Transactions is subject to the satisfaction of customary closing conditions, including obtaining approvals from relevant PRC governmental authorities.

“We are very pleased to have entered into these agreements with Jin Xin. We believe that this acquisition is in line with our goal of leveraging our balance sheet by making strategic investments in environmental businesses,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “In our view, this expansion into the copper recycling business will contribute positively to the overall financial performance of our group.”

The Transactions

On September 22, 2010, the Company caused True Excel Holdings Limited (“True Excel”), its indirectly wholly owned Hong Kong acquisition subsidiary, to enter into a stock purchase and capital increase agreement (“PRC SPA”) with the two shareholders of Jin Xin, Messrs. Chen Lian and Liu Hanjiu, under which True Excel will acquire 100% of the equity interest in Jin Xin, for a cash consideration of RMB17.7 million (approximately US$2.6 million). The parties have also agreed under the PRC SPA to increase the registered capital of Jin Xin by RMB30.0 million (approximately US$4.5 million) to RMB40.0 million (approximately US$6.0 million). The increase in capital is payable by True Excel to Jin Xin in cash. Consummation of the transactions contemplated under the PRC SPA is subject to and conditional upon, among others, approval from the Department of Commerce of Sichuan Province for the stock purchase and capital increase of Jin Xin.

Simultaneously with the entry into the PRC SPA, Gushan and Engen Investments Limited (“Engen”), a direct wholly owned British Virgin Islands (“BVI”) subsidiary of Gushan and sole shareholder of True Excel, entered into a stock purchase agreement (the “BVI SPA”) with Golden Hero Holding Limited, a BVI company (“Golden Hero”), and Silver Harvest Holdings Limited (“Silver Harvest”). Golden Hero is wholly owned by the wife of Mr. Chen Lian and Silver Harvest is wholly owned by Liu Jin, the daughter of Liu Hanjiu. Under the BVI SPA, Gushan will sell to Golden Hero and Silver Harvest ordinary shares representing 18% and 15% of the issued and outstanding share capital of Engen (collectively, the “Engen Shares”) for consideration of US$474,545 and US$395,455, respectively, and Golden Hero will purchase 24 million newly issued ordinary shares of Gushan (“Consideration Shares”), subject to adjustment pursuant to an earn-out arrangement, for consideration of US$1,764,000. The aggregate cash consideration payable to Gushan by affiliates of Messrs. Chen Lian and Liu Hanjiu under this BVI SPA is approximately equal to the amount of cash consideration payable to Messrs. Chen Lian and Liu Hanjiu under the PRC SPA.

The Consideration Shares are subject to an earn-out arrangement whereby 6 million shares will be delivered to Golden Hero at the closing of the transactions contemplated by the BVI SPA, while the remaining 18 million ordinary shares will be placed into escrow (“Escrow Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. generally accepted accounting principles for the year ending December 31, 2010 and the three years ending December 31, 2012. Under the earn-out arrangement, a maximum of 6 million Escrow Shares may be released to Golden Hero with respect to the year ending December 31, 2010, if Jin Xin achieves net income of RMB30.0 million (approximately US$4.5 million), based on an agreed formula. The remaining Escrow Shares may be released to Golden Hero with respect to the three years ending December 31, 2012, if Jin Xin achieves aggregate net income of RMB190.0 million (approximately US$28.3 million) for such fiscal years, based on an agreed formula. If Jin Xin’s net income for the year ending December 31, 2010 or the three years ending December 31, 2012, is significantly lower than these net income targets, Golden Hero may be required to return to Gushan part or all of the Consideration Shares (or pay Gushan an amount in cash equal to the value of such shares assuming a price of $1.00 per share) and cash of up to US$4.5 million (approximately RMB30.0 million). The consummation of the transactions contemplated under the BVI SPA is subject to, among others, the satisfaction of all conditions precedent to the consummation of the transactions contemplated in the PRC SPA.

The net consideration to be paid in the Transactions by Gushan under the terms of the PRC SPA and the BVI SPA consists solely of the Consideration Shares to be issued to Golden Hero. Upon consummation of the Transactions, affiliates of the current shareholders of Jin Xin will beneficially own a total of 33% of Engen, which will indirectly own 100% of Jin Xin. Following the consummation of the Transactions, Gushan intends to lend up to approximately RMB30.0 million (approximately US$4.5 million) to Jin Xin to be used for working capital purposes. As of July 31, 2010, existing and outstanding shareholder loans made by Messrs. Chen Lian and Liu Hanjiu to Jin Xin totaled RMB40.6 million (approximately US$6.0 million).

The Engen Shares and the Consideration Shares will be sold in reliance upon the exemption from registration provided for in Regulation S under the Securities Act of 1934, as amended.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.